1-15040

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

10 May 2002

AVS: 004020

RNS: 7529V

Document Regarding Resolutions passed at the AGM on 9 May 2002

A copy of the above document has been submitted to the UKLA and will shortly be made available via the UKLA's document viewing facility situated at the FSA, 25 North Colonnade, Canary Wharf, London, E14 5HS. (020 7676 1000)

John Price

Group Secretarial

020 7548 3805

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 13 May 2002

By: [signature]

Title: Deputy Group Secretary